SECURIT 03013355 ISSION
Washington

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 048613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RURAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. BISCAYNE BLVD., SUITE 3550
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FEDERICO JENKINS, PRESIDENT (305) 374-3405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

100 SE 2ND STREET, SUITE 2200	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FEDERICO JENKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RURAL SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Luisa Rosa de Oliveira Binder
My Commission CC955900
Expires September 1, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

Bank of America Tower at International Place
100 S.E. Second Street, Suite 2200
Miami, Florida 33131-2105
Telephone: (305) 381-8000
Fax: (305) 374-1135

Independent Auditors' Report

Board of Directors
Rural Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Rural Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rural Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a defendant in a statement of claim in arbitration that alleges damages, which, if plaintiffs are successful, raise substantial doubt about its ability to continue as a going concern. Management's opinion in regard to this matter is described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Certified Public Accountants

January 20, 2003
Miami, Florida

Rural Securities, Inc.

Statement of Financial Condition

December 31,		2002
Assets		
Current assets		
Cash	$	14,386
Warrants owned, at market value		3,300
Total current assets		17,686
Other assets		2,499
	$	20,185
Liabilities and Stockholder's Deficit		
Current liabilities		
Accrued expenses	$	7,000
Total current liabilities		7,000
Commitment and Contingency (Note 3)		
Subordinated debt (Note 1)		174,000
Stockholder's deficit (Note 2)		
Common stock, $0.01 par value - 10,000 shares authorized; 1,500 issued and outstanding		15
Additional paid-in capital		1,313,723
Accumulated deficit		(1,474,553)
Total stockholder's deficit		(160,815)
	$	20,185

See accompanying summary of business and significant accounting policies and notes to financial statements.

Rural Securities, Inc.

Statement of Operations

Year ended December 31,		**2002**
Revenues		
Interest	$	**348**
		348
Expenses		
Occupancy (Note 3)		**97,936**
Customer settlements (Note 3)		**112,076**
Professional fees		**27,180**
Other operating expenses		**20,486**
Interest		**12,000**
		269,678
Net loss	$	**(269,330)**

See accompanying summary of business and significant accounting policies and notes to financial statements.

Rural Securities, Inc.

Statement of Changes in Stockholder's Deficit

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ 15	$ 1,149,985	$ (1,205,223)	$ (55,223)
Capital contributions—cash (Note 5)	-	163,738	-	163,738
Net loss	-	-	(269,330)	(269,330)
Balance, December 31, 2002	**$ 15**	**$ 1,313,723**	**$ (1,474,553)**	**$ (160,815)**

See accompanying summary of business and significant accounting policies and notes to financial statements.

Rural Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31,		2002
Subordinated debt, December 31, 2001	$	150,000
Increases		24,000
Decreases		-
Subordinated debt, December 31, 2002	$	174,000

See accompanying summary of business and significant accounting policies and notes to financial statements.

Rural Securities, Inc.

Statement of Cash Flows

Year ended December 31,		2002
Cash flows from operating activities		
Net loss	$	(269,330)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Other assets		1,348
Increase (decrease) in:		
Accrued expenses		12,200
Total adjustments		13,548
Net cash used in operating activities		(255,782)
Cash flows from financing activities		
Capital contributions		163,738
Net cash flows provided by financing activities		163,738
Net decrease in cash		(92,044)
Cash, beginning of year		106,430
Cash, end of year	$	14,386
Supplemental cash flows disclosures:		
Cash paid for interest	$	-

See accompanying summary of business and significant accounting policies and notes to financial statements.

Summary of Business and Significant Accounting Policies

Business

Rural Securities, Inc. (the "Company"), a wholly owned subsidiary of Rural International, Inc., is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company had agreements through December 31, 2000 with clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operated under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Effective January 2001, the Company revised its membership agreement with the NASD whereby the Company has limited its securities business to investment banking and investment advisory services. However, during fiscal year 2002, no revenues were earned from investment banking and advisory services. The Company is winding down its operations and, accordingly, management does not expect to generate revenues from investment banking and advisory services in the foreseeable future (see Note 3).

Income Taxes

The Company files a consolidated Federal income tax return with Rural International, Inc. A charge or benefit in lieu of Federal income taxes is computed on the Company's results of operations on a separate return basis.

The Company accounts for the charge or benefit in lieu of Federal income taxes using the liability method under SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are provided on the difference between the financial reporting and income tax basis of assets and liabilities based upon statutory tax rates expected to be enacted in future periods.

Marketable Securities	Marketable securities (comprised of warrants owned) are valued at market value.
Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Subordinated Debt

At December 31, 2002, the Company has borrowings under a subordination agreement in the amount of $174,000, including accrued interest, payable to Rural International Bank, a subsidiary of the Company's parent. The note is due on June 3, 2006 and bears interest at a rate of 8%. Accrued interest expense on the note amounted to $12,000 for the year ended December 31, 2002.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $7,386, which was $2,386 in excess of its required net capital of $5,000. The Company's net capital ratio was .95 to 1.

3. Commitment and Contingency

Litigation

Two former customers have filed a statement of claim in arbitration before the NASD Dispute Resolution, Inc., seeking arbitration of claims aggregating approximately $3.4 million against the Company. In one of the cases, an officer, a director of the Company and the Company's parent are also named as defendants. During the year ended December 31, 2002, the Company incurred $112,076 in legal expenses and settlement costs associated with customer arbitration cases. Management believes that these claims are without merit and intends to vigorously contest them. Nonetheless, these claims involve substantial risks to the Company. Any settlement from these claims, whether material or not, could result in a material adverse outcome to the Company. The accompanying financial statements do not reflect any adjustments that could result from the claims' outcome.

Operating Lease

The Company leases office space from its parent under an operating lease, which expires in January 2007. Rental expense for the year ended December 31, 2002 was $97,936. Future annual minimum lease payments are as follows:

Year ending December 31,		
2003	$	93,284
2004		95,563
2005		97,723
2006		99,883
2007		8,339
Total	$	394,792

4. Income Taxes

At December 31, 2002, unused net operating losses ("NOL") available to offset future years' taxable income on the parent's consolidated tax return approximated $1,312,000. The NOL's expire through the year 2020.

The Company has established a valuation allowance equal to the deferred tax asset attributable to its share of the NOL, since there is uncertainty as to whether such benefits will be realized.

5. Related Party Transactions

During 2002, the parent of the Company contributed $163,738 to the capital of the Company to fund business expenses incurred in connection with the current arbitration cases discussed in Note 3.

Supplemental Information

Rural Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31,		**2002**
Net Capital		
Total stockholder's deficit	$	(160,815)
Total stockholder's deficit qualified for net capital		(160,815)
Add:		
Subordinated borrowings (including accrued interest of $24,000) allowable in computation of net capital		174,000
Total capital and allowable subordinated borrowings		13,185
Deductions and/or charges:		
Nonallowable assets:		
Other assets		5,799
Net capital	$	7,386
Aggregate indebtedness		
Items included in statement of financial condition:		
Accrued expenses		7,000
Total aggregate indebtedness		7,000
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1,500 percent	$	2,386
Ratio: Aggregate indebtedness to net capital		*0.95 to 1*
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		8,395
Audit adjustments (net)		(1,009)
Net capital, per above	$	7,386

BDO

BDO Seidman, LLP
Accountants and Consultants

Bank of America Tower at International Place
100 S.E. Second Street, Suite 2200
Miami, Florida 33131-2105
Telephone: (305) 381-8000
Fax: (305) 374-1135

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From Rule 15c3-3

Board of Directors
Rural Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Rural Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountant

Miami, Florida
January 20, 2003